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                [COLLATERAL THERAPEUTICS, INC. LETTERHEAD]




                                                        October 1, 2001


Dear Stockholder:

                  The Board of Directors (the "Board") has announced the adoption of a Stockholder Rights Plan (the "Rights Plan"). This letter briefly describes the Rights Plan and explains the reasons for adopting it. Enclosed is a document entitled "Summary of Rights to Purchase Common Stock" which provides detailed information about the Rights Plan. We urge you to read it carefully.

                  The Rights Plan is intended to protect your interests as a stockholder of the company in the event the company and our Board are confronted with coercive or unfair takeover tactics. The Rights Plan contains provisions designed to safeguard your interests in the event of an unsolicited offer to acquire the company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or any other coercive tactics that the Board believes are not in your best interests. These tactics unfairly pressure stockholders, squeezing them out of the full value of their investment without affording stockholders any real choice.

                  Many technology companies and approximately half the companies on the "Fortune 500" list and two-thirds of the companies on the "Fortune 200" list, have Rights Plans similar to the one we have adopted. We consider the Rights Plan to be very valuable in protecting both your right to retain your equity investment in the company and the full value of that investment, while not foreclosing any fair acquisition bid for the company.

                  The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are speculative and do not justify leaving our stockholders without any protection. The Board believes that the Rights Plan represents a sound and reasonable means of addressing the complex issues of corporate policy.

                  The Rights Plan is not intended to prevent a sale or change in control of the company and will not do so. The mere declaration of the rights dividend under the Rights Plan should not affect any prospective offeror willing to complete a strategic business acquisition, or make an all cash offer at a full and fair price, or to negotiate with the Board. The Rights Plan will not interfere with a merger or other business combination transaction approved by the Board because the rights under the Rights Plan may be redeemed by the Board under certain circumstances.

                  Prior to adopting the Rights Plan, the Board was concerned that a person or company could acquire control of us without paying a fair premium for control or without


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October 1, 2001


offering a fair price to all of our stockholders, and that, if a competitor acquired control of the company, the competitor would have a conflict of interest with respect to us and could use any acquired influence over or control of us, to the detriment of you and our other stockholders. The Board believes that such results would not be in the best interests of all stockholders.

                  The Rights Plan will be subject to review by a committee of independent directors of our Board every three years following the effective date.

                  Issuance of these rights should not adversely affect our financial strength or interfere with our business. The issuance of the rights is expected to be non-dilutive and non-taxable to stockholders and the company, will not affect reported earnings per share, and will not change the way in which you can currently trade our shares. As explained in detail in the enclosed summary, the rights will only be exercisable if an event occurs that triggers their effectiveness. They are then designed to operate to protect you from being deprived of your rights to share in the full measure of our long-term potential.

                  While the distribution of the rights is expected to be non-taxable to you and us, stockholders may in certain circumstances recognize taxable income if and when the rights become exercisable or if the rights should ever be redeemed.

                  Continuing our growth and maximizing long-term stockholder value are the major goals of the Board and management.

                                               On behalf of the
                                              Board of Directors


                                              ------------------------------
                                              Christopher J. Reinhard
                                              President